UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
SEC File Number 000-50940
CUSIP Number 778669-10-1
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D ☐ Form N-SAR   ☐ Form N-CSR
For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For Transition Period Ended: __________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________________.
PART I - REGISTRANT INFORMATION

Rotech Healthcare Inc.
Full Name of Registrant
N/A
Former Name if Applicable
2600 Technology Drive, Suite 300
Address of Principal Executive Office (Street and Number)
Orlando, FL 32804
City, State and Zip Code
PART II - RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the Company's quarterly close process and internal review, management identified a programming error in the Company's automated billing logic dating back to January 2009. As a result, and following substantial independent analysis, the Company this week self-reported this error and voluntarily refunded $6.5 million to the appropriate Durable Medical Equipment Medicare Administrative Contractors (DME MACs). As a result of this matter and the completion of related remedial procedures, the Company has experienced a delay in its normal process for preparing and filing by the May 10, 2012 deadline the Company's quarterly report on Form 10-Q for the period ended March 31, 2012. The Company is working diligently to complete additional post-closing procedures and review as necessary to complete and file the Company's quarterly report on Form 10-Q as soon as practicable.
PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification:

Steven Alsene	407	822-4600
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒ Yes ☐No

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A preliminary discussion of our unaudited results of operations for the three months ended March 31, 2012 compared to the three months ended March 31, 2011 is set forth below.
Three months ended March 31, 2012 as compared to the three months ended March 31, 2011
Total net revenues for the three months ended March 31, 2012 were $117.0 million as compared to $121.0 million for the comparable period in 2011. This net decrease of $4.0 million from the comparable period in 2011 is primarily attributable to:

•	Decreased nebulizer medication volume and reimbursement totaling approximately $4.1 million;

•
Decreased net revenue from higher than normal rates of contractual/revenue adjustments totaling approximately $3.9 million resulting largely from delays in obtaining necessary billing paperwork during the implementation of our new order intake system in the second half of 2011; and

•	Decreased net revenue from Medicare oxygen patients reaching their 36 month rental cap totaling approximately $2.4 million.
These decreases were partially offset by:

•	Organic growth, primarily in our core oxygen and CPAP product lines totaling approximately $4.0 million; and

•	Growth associated with patients transitioned onto service with us through equipment and asset purchase transactions totaling $2.7 million.
As of March 31, 2012, revenue generating patients (including patients from equipment and asset purchases) in the core product lines of oxygen and CPAP grew 5% compared to March 31, 2011.
Cost of net revenues totaled $37.2 million for the three months ended March 31, 2012, a decrease of $1.9 million, or 4.8%, from the comparable period in 2011. This decrease is primarily attributable to the reduced volume in our nebulizer medication business. Cost of net revenues as a percentage of net revenues was 31.8% for the three months ended March 31, 2012 as compared to 32.3% for the comparable period in 2011.

Selling, general and administrative expenses for the three months ended March 31, 2012 totaled $68.7 million, an increase of $6.0 million, or 9.6%, from the comparable period in 2011. The increase in selling, general and administrative expenses was primarily attributable to:

•	Incremental salary and benefit costs associated with asset purchases completed since first quarter 2011 totaling approximately $1.3 million;

•	Annual merit increase and one additional payroll day in first quarter 2012 as compared to the same period in 2011 totaling approximately $1.1 million;

•	Increased telephone expense of approximately $0.9 million due primarily to the excise tax refund (credit) recorded during the three months ended March 31, 2011;

•
Increased temporary and contract labor costs totaling approximately $0.9 million primarily associated with addressing the operational backlogs experienced during the implementation of our new order intake system that led to the increase in earned but unbilled accounts receivable as of December 31, 2011;

•	Additional commissions expense associated with accelerated patient growth in first quarter 2012 as compared to the same period in 2011 totaling approximately $0.6 million; and

•	Increased vehicle fleet maintenance and fuel costs primarily as a result of higher gas prices totaling approximately $0.6 million.
The provision for doubtful accounts for the three months ended March 31, 2012 totaled $11.0 million, a $5.7 million increase from the comparable period in 2011. As a percentage of net revenues, the provision for doubtful accounts was 9.4% and 4.3% for the three months ended March 31, 2012 and 2011, respectively.
Depreciation and amortization for the three months ended March 31, 2012 totaled $2.5 million, an increase of $0.1 million from the comparable period in 2011. This increase was mainly the result of purchased vehicles, including those acquired in conjunction with certain equipment and asset purchase transactions. Depreciation and amortization as a percentage of net revenues increased to 2.1% as compared to 2.0% for the comparable period in 2011.
Net interest expense for the three months ended March 31, 2012 totaled $14.8 million, an increase of $0.3 million from the comparable period in 2011. This increase is primarily the result of the refinancing of the Senior Subordinated Notes with our Senior Second Lien Notes in March 2011. The Senior Second Lien Notes bear interest at 10.5% while the Senior Subordinated Notes bore interest at 9.5%.
Net loss for the three months ended March 31, 2012 was $17.3 million compared to net loss of $3.2 million for the comparable period in 2011. This difference is attributable to the changes in revenue, and costs and expenses described above.
Non-GAAP Financial Measure
We present Adjusted EBITDA as a supplemental measure of our performance that is not required by, or presented in accordance with, generally accepted accounting principles (GAAP) in the United States of America. We define Adjusted EBITDA as net earnings (loss) adjusted for (i) income tax (benefit) expense, (ii) interest expense and (iii) depreciation and amortization, as further adjusted to eliminate the impact of certain items, consistent with definitions provided under our former Senior Facility, that we do not consider indicative of our ongoing operating performance. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. We believe Adjusted EBITDA assists investors and securities analysts in comparing our performance across reporting periods on a consistent basis by excluding items, consistent with definitions provided under our former Senior Facility, that we do not believe are indicative of our core operating performance. However, there may be additional items which are non-recurring as set forth above in Management’s Discussion and Analysis of Financial Condition and Results of Operations. We use Adjusted EBITDA to evaluate the effectiveness of our business strategies. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The following table is a reconciliation of Adjusted EBITDA to net loss (in thousands):

	Three months ended
	March 31,
	2012	2011
Net loss	$(17,256)	$(3,193)
Income tax expense (benefit)	32	(64)
Interest expense	14,842	14,718
Depreciation and amortization, including patient service equipment depreciation	15,031	15,090
Non-cash equity-based compensation expense	338	33
Restructuring related costs(1)	240	6
Settlement costs(2)	—	18
Loss on extinguishment of debt(3)	—	1,216
Intake system implementation(4)	8,345	—
	$21,572	$27,824

(1)	Restructuring related costs generally consist of severance and location closure costs.

(2)	Settlement costs incurred outside our ordinary course of business which we do not believe reflect the current and ongoing cash charges related to our operating cost structure.

(3)	We redeemed our 9.5% Senior Subordinated Notes due April 2012 on March 17, 2011, and recorded a $1.2 million loss on extinguishment of debt related to unamortized debt issue costs.

(4)
During the second half of 2011, we completed implementation of our new order intake system. In conjunction with our electronic medical record system implemented in 2009, we have redesigned our front-end order intake processes. As a result, we have been able to automate and consolidate many of our historically paper-based processes. However, during the six month implementation process, we experienced extended delays in obtaining certain required payor-specific documentation required to release claims. Such delays were caused by unanticipated operational backlogs associated with our conversion to the new order intake system. These operational backlogs caused our earned but unbilled accounts receivable to increase to approximately $30.5 million during the first quarter of 2012. We implemented numerous operational initiatives designed to eliminate this backlog and as of April 30, 2012, we have reduced the total earned but unbilled receivables to $22.0 million. In the process of reducing our earned but unbilled receivables during the first quarter of 2012, we incurred incremental labor expense including overtime and temporary labor costs of approximately $0.5 million, as well as write-offs and increased allowances on accounts receivable associated with insurance and patient balances of approximately $7.8 million recorded during the three months ended March 31, 2012. Management believes that these implementation issues are substantially resolved and the associated increases in labor costs, contractual/revenue adjustments impacting net revenue, and the provision for doubtful accounts recorded during the three months ended March 31, 2012 are not indicative of our current operating performance and are not expected to recur.

Adjusted EBITDA should not be considered as a measure of financial performance under GAAP, and the items excluded from EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•
non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;

•	Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

Cautionary Note Regarding Forward-Looking Statements
This notification contains certain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and section 27A of the Securities Act of 1933, as amended. These forward-looking statements include all statements regarding the intent, belief or current expectations regarding the matters discussed in this report and all statements which are not statements of historical fact. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “may,” “will,” “could,” “should,” “would,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors that could cause results, performance or achievements to differ materially from those stated in this report. The following are some but not all of such risks, uncertainties, contingencies, assumptions and other factors, many of which are beyond our control, that could cause results, performance or achievements to differ materially from those anticipated: changes in the preliminary financial results and estimates due to the restatement of our quarterly financial statements; the nature, timing and amount of any restatement or other adjustments; our ability to make timely filings of the required periodic reports under the Securities Exchange Act of 1934; issues relating to our ability to maintain effective internal control over financial reporting and disclosure controls and procedures; and the risks and uncertainties described in our filings with the Securities and Exchange Commission. Readers should refer to the discussion under “Risk Factors” contained in our most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q on file with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements. We do not undertake any obligation to release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Rotech Healthcare Inc.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2012	By:	/s/ Steven Alsene
Name: Steven Alsene Title: Chief Financial Officer